Exhibit 99.63

Blue Moon Metals Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Financial Position
(unaudited)

(Expressed in Canadian dollars)

	Note	June 30, 2025	December 31, 2024
		$	$
ASSETS
Cash		13,815,796	3,001,720
Restricted Cash		-	27,006,386
Other receivables and prepaid expenses	7	4,564,282	251,802
Deferred share issuance costs	10	-	417,101
Deferred acquisition costs	3	-	527,744
Marketable securities	5	510,000	467,500
CURRENT ASSETS		19,135,846	31,672,253

Restricted cash		245,768	-
Mineral properties, plant and equipment	4	144,061,973	700,691
ASSETS		163,197,819	32,372,944

LIABILITIES
Accounts payable and accrued liabilities	8	4,079,297	902,700
Deferred income		112,584	-
Subscription receipts	10	-	27,000,084
Other liabilities – current	9	2,257,013	7,295
CURRENT LIABILITIES		6,448,894	27,910,079

Other liabilities – non current		26,928	6,079
LIABILITIES		6,475,822	27,916,158

SHAREHOLDERS’ EQUITY
Share capital	10	169,780,856	16,455,925
Contributed surplus		2,401,938	1,714,965
Accumulated other comprehensive income		124,648	-
Deficit		(21,234,570)	(13,714,104)
Equity attributable to Blue Moon Metals Inc shareholders		151,072,872	4,456,786
Non-controlling interests		5,649,124	-
SHAREHOLDERS’ EQUITY		156,721,996	4,456,786

LIABILITIES AND SHAREHOLDERS’ EQUITY		163,197,818	32,372,944

Nature of operations and going concern	1
Commitments and contingencies	17
Subsequent events	18

Approved by the Board of Directors on August 27, 2025

/s/ Christian Kargl-Simard	/s/ Karin Thorburn
Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements	- 2 -

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(unaudited)

(Expressed in Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
		$	$	$	$
Employee benefits		456,375	-	733,898	-
Professional and consulting fees		921,576	26,666	1,077,227	36,297
General exploration expenses	6	3,899,331	57,688	4,644,408	68,016
Filing and regulatory fees		67,421	3,979	120,172	22,233
General administrative costs		45,912	2,276	87,141	6,439
Share-based payments		468,404	16,994	732,841	32,120
Shareholder communication and travel		118,891	900	224,835	7,795
Depreciation	4	509,157	-	509,537	-
Foreign exchange loss		24,751	95	16,525	44
Interest expense		7	546	45	2,172
Interest income		(112,878)	(3,436)	(259,323)	(7,392)
Other income		(43,797)	-	(58,016)	-
Fair value gain	5	(42,500)	-	(42,500)	-
NET LOSS		6,312,650	105,708	7,786,790	167,724

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		6,097,407	105,708	7,520,466	167,724
Non-controlling interests		215,243	-	266,324	-
Net loss		6,312,650	105,708	7,786,790	167,724

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		21,089	-	(124,648)	-
TOTAL COMPREHENSIVE LOSS		6,333,739	105,708	7,662,142	167,724

Basic and diluted loss per common share attributable to Blue Moon Metals Inc. shareholders		0.12	0.04	0.20	0.06

Weighted average number of common shares outstanding – basic and diluted		51,328,730	2,640,409	36,843,306	2,640,409

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements	- 3 -

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

(Expressed in Canadian dollars)

	Six months ended
	June 30,
	2025	2024
	$	$
OPERATING ACTIVITIES
Net loss	(7,786,790)	(167,724)

Items not affecting cash
Share-based payments	732,841	32,120
Depreciation	509,536	-
Recognition of deferred income	(58,016)	-
Foreign exchange loss	16,525	-
Unrealized gain on marketable securities	(42,500)	-

Change in non-cash working capital items	(1,261,066)	(6,496)

CASH USED IN OPERATING ACTIVITIES	(7,889,470)	(142,100)

INVESTING ACTIVITIES
Transaction costs to acquire mineral properties	(3,870,380)	-
Acquisition of REAS, net of cash acquired	(11,042,287)	-
Cash acquired in Nussir	792,997	-
Cash acquired in NSG	9,611	-

CASH USED IN INVESTING ACTIVITIES	(14,110,059)	-

FINANCING ACTIVITIES
Net proceeds from issuance of shares	6,083,002	-
Repayment of loan	-	(65,000)
Interest paid on loan	-	(1,626)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	6,083,002	(66,626)

Effect of foreign exchange on cash balances	(30,015)	-

CHANGE IN CASH AND RESTRICTED CASH	(15,946,542)	(208,726)

Cash and restricted cash – beginning	30,008,106	355,343

CASH AND RESTRICTED CASH - ENDING	14,061,564	146,617

Supplemental disclosure with respect to cash flow information (Note 14)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements	- 4 -

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

					Accumulated
					Other
		Number of	Share	Contributed	Comprehensive		Non-controlling	Shareholders’
	Note	Shares	Capital	Surplus	Income	Deficit	interests	Equity
			$	$	$	$	$	$
DECEMBER 31, 2023		2,640,409	12,525,301	1,574,516	-	(13,218,348)	-	881,469
Share-based compensation		-	-	32,120	-	-	-	32,120
Loss and comprehensive loss		-	-	-	-	(167,724)	-	(167,724)

JUNE 30, 2024		2,640,409	12,525,301	1,606,636	-	(13,386,072)	-	745,865

Private placement		3,640,003	3,924,009	-	-	-	-	3,924,009
Private placement issuance costs		-	(59,299)	-	-	-	-	(59,299)
Option exercise		45,000	65,914	(20,914)	-	-	-	45,000
Share-based compensation		-	-	129,243	-	-	-	129,243
Loss and comprehensive loss		-	-	-	-	(328,032)	-	(328,032)
DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	10	9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	10	2,174,493	6,523,479	-	-	-	-	6,523,479
Share issuance costs		-	(849,461)	-	-	-	-	(849,461)
Nussir acquisition	3a	24,168,149	85,796,930	-	-	-	5,915,448	91,712,378
NSG acquisition	3b	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	3c	4,210,000	14,945,500	-	-	-	-	14,945,500
Share-based compensation		-	-	686,973	-	-	-	686,973
Net loss		-	-	-	-	(7,520,466)	(266,324)	(7,786,790)
Other comprehensive income		-	-	-	124,648	-	-	124,648
JUNE 30, 2025		51,486,089	169,780,856	2,401,938	124,648	(21,234,570)	5,649,124	156,721,996

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements	- 5 -

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2700-1133 Melville Street, Vancouver BC V6E 4E5 and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4.

The Company owns the zinc-silver-gold-copper Blue Moon project in California through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 93.55% owned subsidiary Nussir ASA (“Nussir”), and the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”). See note 3 for more details.

On March 14, 2025, the Company completed a 10:1 share consolidation. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

These financial statements were approved for issue by the Company’s Board of Directors on August 27, 2025.

b)	Going Concern

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and evaluation of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the advanced exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, and operations.

These unaudited condensed interim consolidated financial statements have been prepared using IFRS® Accounting Standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from equity transactions or through other arrangements. The Company has been successful in securing financing in the past, but there can be no assurance that it will be able to do so in the future. These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of the assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumptions deemed to be inappropriate. These adjustments could be material.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS® as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars. US$ is to United States Dollars and NOK is to Norwegian Krone.

The functional currency of the parent company and the Keystone Mines is Canadian dollars. The functional currency of the Company’s Norwegian subsidiaries, acquired during the first quarter, is Norwegian Krone. These entities are translated into Canadian dollars for consolidation in accordance with IAS 21.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b)	Material Accounting Policies

Acquisition of Norwegian properties

Management determined that the Company’s acquisition of Nussir, NSG and Repparfjord Eiendom AS (“REAS”), did not meet the definition of a business combination under IFRS 3 and each transaction was accounted for as an asset acquisition. In each case, the fair value of the consideration transferred was determined to be the most reliable basis to value the transaction.

This conclusion was based on an assessment under both IFRS 3 and IFRS 10. Management applied the optional concentration test under IFRS 3, which was met in all cases. For the Nussir and NSG acquisitions, substantially all of the fair value of the gross assets acquired were concentrated in the mineral properties. In the case of REAS, which has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land, the concentration was primarily in the property, plant and equipment. The land covered by the ground lease agreement is the proposed process plant site for the Nussir project. The REAS agreement is renewable and it is the intention of the Company to renew it for the life of mine of the Nussir project. The allocation of consideration was performed on a proportionate basis using relative fair values of the individually identifiable acquired assets. Additionally, control indicators under IFRS 10 were evaluated, including the ability to direct relevant activities and the sequencing of transactions. Blue Moon retained control over the strategy, financing and operations of the combined assets throughout. Accordingly, the acquisitions have been accounted for as an asset acquisition in accordance with IFRS 2 – Share-based Payment.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

c)	Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these unaudited condensed interim consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in Note 1(b) above.

Reverse Acquisition Assessment

The Company completed multiple acquisitions during the period and assessed whether any constituted a reverse acquisition under IFRS 3, considering control indicators under both IFRS 3 and IFRS 10. This involved an evaluation of control, including an assessment of the relative voting rights in the combined entity, board and management composition and relative decision-making power over relevant activities. Management concluded that none of the transactions met the criteria for a reverse acquisition and the Company remained the accounting acquirer in all cases.

Measurement of Fair Values at Acquisition Date

In accounting for the acquisitions of Nussir, NSG and REAS, significant judgement was exercised in determining the relative fair values of the identifiable assets acquired and liabilities assumed. The Company applied the relative fair value method to allocate the purchase consideration to property, plant and equipment and mineral properties. The excess of the consideration paid for the identifiable assets and liabilities acquired for the Nussir and NSG projects was attributed to the mineral properties, and in the case of REAS, the fair value of the purchase price was proportionately allocated to the values of the individual identifiable asset as property, plant and equipment. The determination of the relative fair values requires significant judgments on the current asset values, future production profile, metal prices, discount rates, and exchange rates. Changes in assumptions or estimates could affect the relative fair value of the assets acquired and liabilities assumed in the purchase price allocation.

Recoverability of Asset Carrying Values

The Company assesses its property, plant and equipment for impairments if there are events or changes in circumstances that indicate that carrying values may not be recoverable at each statement of financial position date. Such indicators include changes in the Company’s business plans, changes in the market and evidence of physical damage.

Determination as to whether and how much an asset is impaired involves management’s judgement on highly uncertain matters such as estimates of project future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

Valuation of Exploration and Evaluation Assets

The carrying amount of the Company’s exploration and evaluation assets properties does not necessarily represent present or future values, and the Company’s exploration and evaluation assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

ii) Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify classification, measurement and disclosure requirements for financial instruments. The updates address the derecognition of financial liabilities settled electronically and provide guidance on assessing contractual cash flows for features such as ESG-linked terms under the solely payments of principal and interest criterion. New disclosure requirements were also introduced for contingent features and equity instruments designated at fair value through other comprehensive income.

In December 2024, further amendments were issued relating to contracts referencing nature-dependent electricity. These clarify the ‘own-use’ exception, cash flow hedge accounting and introduce new disclosure requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

3.	ACQUISITION OF NORWEGIAN ASSETS

a)	Nussir

On February 26, 2025, the Company closed the acquisition of Nussir, which owns the Nussir Project, for a purchase price of $89,940,936. On closing, the Company issued 24,168,149 common shares in the Company to the shareholders of Nussir for 93.55% of the issued and outstanding shares of Nussir.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Nussir brownfield property and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Fair value of 24,168,149 common shares issued by the Company (i)	$85,796,930
Transaction costs	4,144,006
Total purchase price	$89,940,936

Assets acquired and liabilities assumed:

Cash	$792,997
Other receivables and prepaid expenses	39,423
Mineral properties	95,222,303
Total assets	96,054,723
Accounts payable and accrued liabilities	(177,125)
Other liabilities – current	(21,214)
Total liabilities	(198,338)
Total assets acquired and liabilities assumed, net	$95,856,384
Less: Non-controlling interests	5,915,448
Blue Moon’s 93.55% share of Nussir	$89,940,936

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 10).

The Company used the proportionate method in measuring non-controlling interests at the acquisition date. No goodwill was recognized as the transaction was accounted for as an asset acquisition.

b)	NSG

On February 26, 2025, the Company closed the acquisition of NSG, which owns the Sulitjema Project, for a purchase price of $20,148,644. On closing, the Company issued 5,608,000 common shares in the Company to the shareholders of NSG for 100% of the issued and outstanding shares of NSG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Sulitjelma brownfield property and therefore accounted for the transaction as an asset acquisition.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

The purchase price is as follows:

Fair value of 5,608,000 common shares issued by the Company (i)	$19,908,399
Transaction costs	240,245
Total purchase price	$20,148,644

Assets acquired and liabilities assumed:

Cash	$9,611
Other receivables and prepaid expenses	20,941
Mineral properties	20,151,896
Total assets	20,182,448
Accounts payable and accrued liabilities	(31,232)
Other liabilities – current	(2,572)
Total liabilities	(33,804)
Total assets acquired and liabilities assumed, net	$20,148,644

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 10).

As part of the NSG acquisition, the Company may be required to make future milestone payments contingent upon the achievement of certain development and permitting events. These payments were not recognized as liabilities at the acquisition date as the underlying conditions had not been met and the probability and timing of the payments could not be reliably measured. The Company will reassess the contingent amounts in future periods as project milestones are progressed.

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

c)	REAS

On March 6, 2025, the Company closed the acquisition of REAS from Wergeland Eiendom AS (“WG”) for a purchase price of $26,172,452. On closing, the Company issued 4,210,000 common shares in the Company and $11,006,855 in cash to WG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Øyen industrial land and its infrastructure and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Cash consideration	$11,006,855
Fair value of 4,210,000 common shares issued by the Company (i)	14,945,500
Transaction costs	220,097
Total purchase price	$26,172,452

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

Assets acquired and liabilities assumed:

Cash	$184,665
Other receivables and prepaid expenses	254,236
Property, plant and equipment	28,350,863
Total assets	28,789,764
Accounts payable and accrued liabilities	(67,844)
Deferred income	(367)
Other liabilities – current	(2,549,101)
Total liabilities	(2,617,312)
Total assets acquired and liabilities assumed, net	$26,172,452

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on March 7, 2025 (Note 10).

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment are comprised of the following:

	Mineral	Property, Plant
	Properties	and Equipment	Total
	$	$	$
Cost
As at January 1, 2024	698,007	-	698,007
Additions	-	5,706	5,706
As at December 31, 2024	698,007	5,706	703,713
Nussir acquisition (Note 3a)	95,222,303	-	95,222,303
NSG acquisition (Note 3b)	20,151,896	-	20,151,896
REAS acquisition (Note 3c)	-	28,350,864	28,350,864
Additions	-	13,872	13,872
Effects of foreign exchange	130,009	1,875	131,884
As at June 30, 2025	116,202,215	28,372,317	144,574,532

Accumulated depreciation, depletion and amortization
As at January 1, 2024	-	-	-
Depreciation	-	3,022	3,022
As at December 31, 2024	-	3,022	3,022
Depreciation	-	509,537	509,537
As at June 30, 2025	-	512,559	512,559

Net book value
As at December 31, 2024	698,007	2,684	700,691
As at June 30, 2025	116,202,215	27,859,758	144,061,973

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

During the first quarter of 2025, the Company completed the acquisitions of Nussir, NSG and REAS (Note 3). As a result, the following amounts were recognized:

Nussir

Acquired $95.2 million in mineral properties, plant and equipment, which included $4.1 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

NSG

Acquired $20.2 million in mineral properties, plant and equipment, which included $0.2 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

REAS

Acquired $28.4 million in property, plant and equipment, which included $0.2 million of transactions costs directly related to the acquisition were capitalized to property, plant and equipment. The Company also recognized a right-of-use (“ROU”) asset of $26.9 million relating to the Øyen industrial land. The ROU asset has been capitalized within property, plant and equipment and amortized over its estimated useful life, consistent with the underlying use of the leased property. No corresponding lease liability has been recognized in respect of the Øyen industrial land, as the arrangement represents a favourable lease. The related lease payments are immaterial.

The following table summarizes the Company’s leases, which currently consist solely of the lease for the Øyen industrial land and the movement of the related ROU asset within property, plant and equipment.

Net book value
$
As at December 31, 2024	-
REAS Acquisition	26,900,000
Depreciation	485,664
As at June 30, 2025	26,414,336

5.	MARKETABLE SECURITIES

As at June 30, 2025, the Company held 4,250,000 common shares of Honey Badger Silver Inc. (TSXV: TUF), received in connection with the disposition of a mineral property in 2024. The investment is classified as a financial asset measured as fair value through profit or loss. The fair value of the shares was $510,000 based on the closing market price at period end. During the six months ended June 30, 2025, a fair value gain of $42,500 was recorded.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

6.	GENERAL EXPLORATION EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Claims costs	37,914	-	47,763	8,978
Camp operations	1,086,589	10,328	1,321,046	44,785
Development and site preparation	2,082,842	-	2,082,842	-

Engineering studies	566,611	-	948,762	-
Prospecting and geology	10,685	-	26,874	14,253
Permitting	114,690	-	217,121	-
TOTAL	3,899,331	10,328	4,644,408	68,016

7.	OTHER RECEIVABLES AND PREPAID EXPENSES

	June 30,	December 31,
	2025	2024
	$	$
Supplier advance	3,918,668	50,000
Value added tax receivable	464,347	41,139
Prepaid expenses	169,703	-
Other receivables	11,564	160,663
TOTAL	4,564,282	251,802

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2025	2024
	$	$
Accounts payable	1,527,526	400,891
Accrued liabilities and other	2,551,771	501,809
TOTAL	4,079,297	902,700

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

9.	OTHER LIABILITIES - CURRENT

	June 30,	December 31,
	2025	2024
	$	$
Provision – Port of Hammerfest claim	2,069,568	-
Other	187,445	7,295
TOTAL	2,257,013	7,295

REAS is subject to a claim from Hammerfest Havn KF, relating to historical quay usage and maintenance. The Company disputes the basis of the claim and has received external legal advice supporting parts of the claim. As at June 30, 2025 a provision of $2,069,568 (NOK 15.4 million) remains on the statement of financial position.

10.	SHARE CAPITAL

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

b)	Common shares

The following shows the Corporation’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of
	Common	Weighted Average
	Shares	Share Price
Balance as at January 1, 2024	2,640,409
Shares issued under private placement	2,640,000	$0.35
Unit Shares issued under Concurrent Offering	1,000,003	$3.00
Shares issued on exercise of options	45,000	$1.00
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035	$3.00
Shares issued under private placement	2,174,493	$3.00
Nussir acquisition	24,168,149	$3.55
NSG acquisition	5,608,000	$3.55
REAS acquisition	4,210,000	$3.55
Balance as at June 30, 2025	51,486,089

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

i.	Acquisitions

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG (Note 3) and issued 24,168,149 and 5,608,000 shares respectively at a price of $3.55 per common share.

On March 6, 2025, the Company closed the acquisition of REAS (Note 3) and issued 4,210,000 shares at a price of $3.55 per common share.

ii.	Financing

On May 8, 2025, the Company issued 376,833 shares at a price of $3.00 per share to Leonard Nilsen & Sønner AS (“LNS”) for gross proceeds of $1,130,499. The subscription formed part of the follow-on equity investment originally agreed to on December 19, 2024 and was triggered upon the Company achieving the first milestone - the LNS underground mobilization at Nussir.

On February 26, 2025, on closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP (“Hartree”) in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On December 19, 2024, the Company completed a brokered unit financing in connection with the Nussir and NSG transactions, issuing 1,000,003 units at $30.00 per common share and nine subscription units. Proceeds of $3.0 million related to the common shares were released at closing, while $27.0 million related to the subscription units was held in escrow until converted into common shares on February 26, 2025. Share issuance costs of $44,679 were recorded in Q4 2024, and deferred share issuance costs of $417,101 were reclassified to equity in the first quarter upon conversion.

On August 30, 2024, the Company issued 2,640,000 shares at a price of $0.35 per common share for gross proceeds of $924,000.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

11.	WARRANTS, STOCK OPTIONS, RESTRICTED STOCK UNITS (“RSUS”), AND DEFERRED STOCK UNITS (“DSUS”)

a)	Warrants

The following table summarizes the Company’s outstanding warrants and the changes during the period ended June 30, 2025.

		Weighted Average
	Warrants	Exercise Price
Balance as at January 1, 2024	196,380	$12.00
Expired unexercised	(196,380)	-
Balance as at December 31, 2024 and June 30, 2025	-	-

b)	Stock options

The following table summarizes the stock option activity for the period:

	Number of	Weighted average
	Stock options	exercise price
Balance as at January 1, 2024	39,500	$5.23
Granted	235,000	$2.17
Exercised	(45,000)	$1.00
Expired, unexercised	(48,000)	$3.52
Balance as at December 31, 2024	181,500	$2.77
Granted	359,000	$3.61
Balance as at June 30, 2025	540,500	$3.33

Stock options outstanding and exercisable are as follows:

		Number of	Average remaining
		Stock options	contractual life	Number of stock
Expiry Date	Exercise Price	outstanding	(years)	options exercisable
September 30, 2025	$5.00	11,500	0.25	11,500
January 9, 2029	$1.00	55,000	3.53	36,666
November 1, 2029	$3.40	115,000	4.34	-
February 26, 2030	$3.55	275,000	4.66	-
April 21, 2030	$4.10	60,000	4.81	-
May 8, 2030	$3.00	24,000	4.86	-
June 30, 2025		540,500	4.41	48,166

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

During the six months ended June 30, 2025, the Corporation recorded share-based compensation expense of $356,408 (six months ended June 30, 2024: $32,120) relating to stock options. 359,000 options were granted during the six months ended June 30, 2025 (six months ended June 30, 2024: 120,000).The options granted to date vest over a three-year period.

The weighted-average fair value of stock options granted during the six months ended June 30, 2025, was estimated on the dates of grant to be $3.55 per option granted using the Black-Scholes option pricing model with the following assumptions:

Six months ended June 30,	2025	2024
Expected life (years)	5.0	3.0
Risk-free interest rate (%)	2.6	3.77
Expected volatility (%)	214	120
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

c)	RSUs

The following table summarizes the RSU activity for the period:

		Weighted
	Number of	Average Value at
	RSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	37,500	3.40
Balance as at December 31, 2024	37,500	$3.40
Granted	25,000	3.95
Balance as at June 30, 2025	62,500	$3.62

Under the Corporation’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Corporation’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Corporation. RSUs granted to date vest over a period of three years. None of the RSUs granted have vested as of June 30, 2025.

On November 1, 2024, 37,500 RSUs were granted. On April 21, 2025, an additional 25,000 RSUs were granted. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the statement of financial position and as an expense over the vesting period in the consolidated statements of loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss. A total of 62,500 RSUs were outstanding as at June 30, 2025 (2024: NIL)

During the six months ended June 30, 2025, an amount of $45,867 (six months ended June 30, 2024: $NIL) was recorded in stock-based compensation expense.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

d)	DSUs

The following table summarizes the DSU activity for the period:

		Weighted
	Number of	Average Value at
	DSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	140,000	3.40
Balance as at December 31, 2024	140,000	$3.40
Granted	84,506	3.55
Balance as at June 30, 2025	224,506	$3.46

Under the Corporation’s Plan, DSUs are granted to directors as approved by the Corporation’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and is settled in common shares of the Corporation. DSUs granted to date vest over a period of one year. None of the DSUs granted have vested as of June 30, 2025.

On March 7, 2024, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the statement of financial position and as an expense in the consolidated statements of loss. The fair value is not remeasured after the grant date. During the six months ended June 30, 2025, an amount of $330,566 (six months ended June 30, 2024: $NIL) relating to DSUs on grant date was recorded in stock-based compensation expense.

12.	RELATED PARTY TRANSACTIONS Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the years presented was as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Wages and salaries	389,525	-	667,048	-
Consulting fees	403,400	9,000	451,698	18,000
Share-based payments	427,477	12,746	672,868	24,090
MANAGEMENT COMPENSATION	1,220,402	21,746	1,791,614	42,090

As at June 30, 2025, no amounts are due to related parties (June 30, 2024 - $111,000) of the Company. These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

13.	SEGMENTED INFORMATION

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	June 30, 2025		June 30, 2024
	Mineral Properties	Property, Plant and Equipment	Mineral Properties	Property, Plant and Equipment
	$	$	$	$
Blue Moon	698,007	-	698,007	-
Nussir/REAS	95,287,308	27,844,705	-	-
NSG	20,216,900	-	-	-
Corporate	-	15,053	-	-
Total	116,202,215	27,859,758	698,007	-

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The changes in the Company’s non-cash working capital items relating to operating activities for the years indicated below are as follows:

For the six months ended June 30,	2025	2024
	$	$
Changes in other receivables and prepaid expenses	(3,997,879)	23,043
Changes in accounts payable and accrued liabilities	2,736,813	(29,539)
CHANGE IN NON-CASH WORKING CAPITAL	1,261,066	(6,496)

15.	CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including the Nussir and Sulitjelma copper projects and the Blue Moon polymetallic project. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects. As at June 30, 2025, certain conditions and events cast significant doubt upon the Company’s ability to continue as a going concern. Refer to note 1(b) for more information. The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the year. Blue Moon does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. The carrying value of the Company’s financial instruments consisting of cash, restricted cash, other receivables and prepaid expenses, marketable securities, accounts payable and accrued liabilities, deferred income and subscription receipts approximate fair value due to the short term nature of the instruments.

a)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)	Credit risk

The Company is exposed to credit risk on its cash, restricted cash and value added tax receivables. To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and Finnmarkseiendommen (“FeFo“) the land management authority in Norway. As at June 30, 2025, sales tax recoverables were $464,258 (December 31, 2024 - $41,139). Restricted cash is comprised of bonds valued at $94,537 (December 31, 2024 - $6,302) held by the BLM and cash held in a restricted account valued at $151,231 held by FeFo. The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash and sales tax recoverable. Accordingly, the Company considers its exposure to credit risk minimal.

c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

Sensitivity Analysis

The Company, through its subsidiaries, operates in the United States and Norway and is exposed to foreign exchange risk arising from changes in the US dollar and Norwegian krone against the Canadian dollar. A 10% fluctuation in either the US dollar or Norwegian krone relative to the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market Price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are classified as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.	COMMITMENTS

The Company entered into contracts for underground mining and associated development work related to the Nussir project. As at June 30, 2025, the Company has contractual commitments to spend in accordance with such contracts totaling approximately $15.9 million. Except as otherwise disclosed in the financial statements, there are no other commitments.

18.	SUBSEQUENT EVENTS

a)   Option grant

On July 3, 2025, the Company granted 200,000 stock options at an exercise price of $3.37 to an officer. On August 20, 2025, the Company granted 34,000 stock options at an exercise price of $3.57 to a consultant.

b)   Project Financing

On August 19, 2025, the Company entered into a memorandum of understanding with Hartree and funds managed by Oaktree Capital Management, L.P. (“Oaktree”, collectively, the “Lenders”, each a “Lender”). This consists of a previously agreed to bridge loan (the “Bridge Loan”) with Nussir and Keystone Mines as borrowers and a project financing package (“Project Finance Package” and together with the Bridge Loan, the “Investment Package”) providing up to US$140 million support for the continued development and construction of Nussir. The Project Finance Package includes a US$50 million senior secured term loan (the “Senior Secured Term Loan”), a US$70 million precious metals stream (the “Redeemable Precious Metals Stream Agreement”) and an equity investment of up to US$20 million (subject to a 19.9% Oaktree/Hartree combined ownership limitation). The Project Finance Package is subject to customary approvals, diligence and closing conditions.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(unaudited)

(Expressed in Canadian dollars)

The definitive Bridge Loan agreement has been signed and it is expected that the funds will be available for drawdown shortly thereafter upon finalization of customary post-closing security arrangements. Additionally, a subscription agreement has been signed for US$5 million at C$3.30 per share for a total of 2,092,173 common shares which is expected to close shortly, subject to the approval of the TSX Venture Exchange (the “TSXV”). Follow-on commitment of up to US$15 million will be completed upon the occurrence of certain events.

The initial capital from the Bridge Loan and the equity investment will provide funding for key early works and pre-construction activities for the Nussir and Blue Moon Projects as well as working capital and corporate activities. The Investment Package bears customary upfront and standby fees and in connection with arranging for the project financing, the Company will grant Hartree 1,045,000 common shares (“Bonus Shares”) of the Company concurrent with the first draw of funds by the Company under the Bridge Loan. These Bonus Shares are subject to an applicable statutory hold period under Canadian securities laws.

Proceeds from the equity investment will be used to fund general corporate and working capital while the Senior Secured Term Loan will be used to fund development and construction activities, operation and working capital needs of the Nussir Project.

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